04002752

BD 2/26

UNITED STATES
:S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 22992

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OppenheimerFunds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Street, 11th Floor
(No. and Street)

New York (City) NY (State) 10080 (Zip Code)

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Bishop (303) 768-2994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 Seventeenth Street, Suite 3600 (Address) Denver (City) CO (State) 80202 (Zip Code)

SEC MAIL RECEIVED
FEB 25 2004
WASH. D.C. 187

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OppenheimerFunds Distributor, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

6803 South Tucson Way, Centennial, CO 80112
My Commission Expires: August 3, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OppenheimerFunds Distributor, Inc.
(Sec I.D. No. 8-22992)

Statement of Financial Condition
as of December 31, 2003 and Independent Auditors' Report and Supplemental Report on Internal Control
Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

OppenheimerFunds Distributor, Inc.:

We have audited the statement of financial condition of OppenheimerFunds Distributor, Inc. (a wholly-owned subsidiary of OppenheimerFunds, Inc.) as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of OppenheimerFunds Distributor, Inc. (a wholly-owned subsidiary of OppenheimerFunds, Inc.) as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 17, 2004

OPPENHEIMERFUNDS DISTRIBUTOR, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003
(Dollars in Thousands)

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 39,302
Customer cash	27,896
Accounts receivable:	
Brokers and dealers	104,486
Redemptions from mutual funds managed by affiliated companies	87,162
Income taxes	198
Other	1,010
Other current assets	174
Total current assets	260,228
OTHER ASSETS:	
Deferred sales commissions	397,539
Investments	130,044
Total other assets	527,583
TOTAL ASSETS	$ 787,811
LIABILITIES AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Subscriptions payable to mutual funds managed by affiliated companies	$ 133,617
Payable to brokers and dealers	87,222
Accounts payable and accrued expenses	20,594
Accrued compensation	6,200
Derivative liability	3,281
Income taxes	2,796
Payable to affiliated companies	15,698
Total current liabilities	269,408
LONG-TERM LIABILITIES:	
Deferred income taxes	55,675
Deferred compensation	7,300
Total long-term liabilities	62,975
Total liabilities	332,383
SHAREHOLDER'S EQUITY:	
Common stock; $300 stated value; 200 shares authorized, 100 shares issued and outstanding	30
Additional paid-in capital	549,887
Accumulated deficit	(94,489)
Total shareholder's equity	455,428
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 787,811

See notes to statement of financial condition.

(Dollars in Thousands)

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

OppenheimerFunds Distributor, Inc. (the "Company") acts as general distributor for the sale and distribution of shares of registered investment companies (hereafter referred to as "mutual funds") which are managed by OppenheimerFunds, Inc. ("OFI"). The Company is a wholly-owned subsidiary of OFI, a wholly-owned subsidiary of Oppenheimer Acquisition Corporation ("OAC"), which is controlled by MassMutual Holding Company ("MassMutual").

Cash and Cash Equivalents—Cash on deposit and investments in money market mutual funds are considered cash equivalents.

Customer Cash—Customer cash represents cash received from customers for mutual fund subscriptions and redemptions that have not settled as of the balance sheet date. The corresponding liabilities have been recorded as subscriptions payable to mutual funds and payables to broker dealers.

Investments —The Company's investments, consisting principally of equity securities and mutual funds are classified as trading securities and are carried at fair value. Changes in fair value are included in operating results. Fair value is based on the quoted net asset value of the funds or quoted market values.

Investments consist of the following at December 31 2003:

	Cost	Unrealized Gain	Fair Value (Carrying Amount)
Equity and mutual fund securities	$ 35,399	$ 3,249	$ 38,648
Other	74,856	16,540	91,396
Total Investments	$ 110,255	$ 19,789	$ 130,044

Derivatives —The Company uses market index futures to mitigate price risk on certain of its investments. Such contracts are recorded at fair value, with gains or losses included in operating results. At December, 31, 2003, a liability of $3,281 is recorded as a derivative liability on the Statement of Financial Condition for open futures positions. The Company applies Statement of Financial Accounting Standard ("SFAS") No. 133, *Accounting for Derivative Financial Instruments,* as amended. This standard requires that all derivatives be accounted for as assets or liabilities, at fair value; gains and losses on derivatives are included in operations unless certain hedging requirements are elected and continually adhered to. The Company did not elect to employ hedge accounting.

Deferred Sales Commissions—Sales commissions paid to brokers and dealers in connection with sales of shares of certain mutual funds are charged to deferred sales commissions and amortized generally over six years. Early redemption charges received by the Company from redeeming shareholders reduce unamortized deferred sales commissions.

Income Taxes—MassMutual files a consolidated federal income tax return that includes the Company. Under an intercompany tax sharing agreement, the Company is required to share with MassMutual its pro-rata allocation of the consolidated group's federal income tax expense or benefit. Deferred income taxes reflect the net tax effects of temporary differences between book and tax asset and liability balances.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. TRANSACTIONS WITH BROKERS AND DEALERS

The Company acts as general distributor for the sale and distribution of mutual funds. In this capacity, the Company records a receivable when purchase orders are confirmed with the originating brokers and dealers. The Company records a subscription payable to the mutual funds equal to the net asset value of unsettled shares. Settlement of this liability must occur within eight business days unless the trade is canceled. If the originating broker or dealer fails in its settlement, the purchase order under the terms of its dealer agreement with the Company, the Company may cancel the purchase order and hold responsible the originating broker or dealer.

When brokers and dealers place share redemption orders with the Company, a receivable is recorded from the mutual funds equal to the net asset value of all shares redeemed; at the same time, the Company records a corresponding liability payable to the originating brokers and dealers.

3. RELATED PARTIES AND OTHER MATTERS

The following is a summary of the significant transactions and relationships with affiliated companies and other related parties as of December 31, 2003 and for the year then ended:

Officers and Directors of the Company and Shareholders of OAC—Several officers and directors of the Company are also shareholders of OAC while also serving as officers and directors or trustees of the mutual funds managed and distributed by the Company.

Revolving Credit Agreements—Under the terms of a credit agreement between OAC and MassMutual, the Company has granted MassMutual as the lender a security interest in all rights under its distribution and service plans relating to the receipt of distribution and service plan fees and contingent deferred sales charges on class B shares.

4. INCOME TAXES

As of December 31, 2003, a deferred tax asset of $3,681 has been recorded in the accompanying financial statements. This amount primarily relates to the benefit associated with deferred compensation. At the same date, a deferred tax liability of $59,356 has also been recorded. This amount relates primarily to the tax treatment of deferred sales commissions and stock compensation.

As of December 31, 2003, $2,365 was payable to MassMutual for federal income taxes.

5. EMPLOYEE BENEFIT PLANS

OFI has a 401(k) Capital Accumulation Plan (the "Plan"), a defined contribution plan, in which all company employees are eligible to participate. After one year of service, the Plan provides for

Company matching contributions and provides for discretionary contributions, 5% of employee compensation for the first three quarters and 25% for the fourth quarter, subject to plan and statutory limits.

In addition, employees of the Company participate in OFI's nonqualified deferred compensation plan, which allows certain employees to elect to defer a portion of their compensation. Employees are credited with earnings on the deferrals using various indices based on funds managed by OFI. At December 31, 2003, deferred compensation payable in the amount of $7,300 was recorded.

6. NET CAPITAL REQUIREMENT

As a broker and dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital using the alternative standard appearing in paragraph a(1)ii of the Rule. Under this method, minimum capital is $250. At December 31, 2003, the Company had net capital of $78,510 that exceeded requirements by $78,260.

* * * * * *

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte & Touche

February 17, 2004

OppenheimerFunds Distributor, Inc.
498 Seventh Avenue
New York, New York 10018

In planning and performing our audit of the financial statements of OppenheimerFunds Distributor, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 17, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP